FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

November, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record No. 0114

Santiago, November 24, 2015

Ger. Gen. No. 180/2015

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Alameda Bernardo O’Higgins No. 1449, Floor 12.

Current

                Ref. Significant Event

Dear Sir:

In accordance with articles 9 and 10 under Securities Market Law 18,045, and the provisions of General Rule No. 30 of the Superintendence, and exercising the powers I have been granted by the Board of Directors, I inform you on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile”), as a significant event that:

Endesa Chile received from its controlling shareholder, Enersis S.A. (“Enersis”), for its information and consideration, the letter that Enersis received today from its controlling shareholder (Enel S.p.A., "Enel"), which is attached as an annex, regarding several issues that directly affect Endesa Chile in relation to the reorganization process of Enersis, Chilectra S.A. and Endesa Chile (the “Reorganization”).

In connection with the Official Letter No. 25,411 of November 18, 2015 from the Superintendence of Securities and Insurance (the “Official Letter No. 25,411”), which directed the Board of Directors of Endesa Chile to issue statements on the matters indicated in part 12, sections (a) to (c) and make these statements available to shareholders on the company's website, we confirm that the majority of the Board of Directors (with the dissenting votes of Ms. Marshall, and Messrs. Cibie, Atton and Lamarca) at the extraordinary meeting No. 1509 of November 24, 2015, adopted the following resolutions:

One: Consider Enel’s proposal included in its letter dated November 23, 2015 (the “Enel Letter”), which states that in the event that all of the transactions contemplated in the Reorganization are consummated, Enel will, or will direct one or more of its subsidiaries to, negotiate an agreement with Enersis’ subsidiary, Endesa Chile, regarding the investment in renewable energy projects in Chile.

Two: Announce at this time and at the Shareholders’ Meeting to be held on December 18, 2015, that the Board of Directors understands that the intention of the controlling shareholder to propose at the Shareholders’ Meeting of Endesa Américas on the subject of its merger with Enersis Américas, an exchange ratio consistent with the range adopted by the Boards of Directors of the three companies, of 2.8 Enersis Américas shares for each share of Endesa Américas and 5 shares of Enersis Américas for each share of Chilectra Américas, in accordance with the terms and conditions contained in the "Descriptive Document of the Reorganization and its Terms and Conditions" (made public on November 5, 2015).

This exchange ratio will give to the minority shareholders of Endesa Américas an interest equivalent to a 15.75% in Enersis Américas. Accordingly, and consistent with what was announced, the Board of Directors understands that the majority shareholder will take whatever actions are within its power to make this merger succeed, including vote in favor on such shareholders meeting. In any case, this resolution is subject to the absence of any relevant supervening events prior to such Shareholders’ Meeting that may substantially affect the exchange ratio proposed above.

Three: Acknowledge the announcement by Enersis, the majority shareholder of the Company, indicating that it is the intention of Enersis (which will be known as Enersis Américas following the spin-off of Enersis Chile) to conduct a public cash tender offer for all of the shares of issued by Endesa Américas, when it is formed, subject to (i) the completion of the spin-offs of Enersis, Endesa Chile and Chilectra in the Reorganization, (ii) the approval of the merger by the respective shareholders of Enersis Américas, Endesa Américas and Chilectra Américas at separate Extraordinary Shareholders’ Meetings of Enersis Américas, Endesa Américas and Chilectra Américas, (iii) the absence of any significant adverse supervening events that would make the tender offer adversely affect the best interests of Enersis Américas, and (iv) regarding these companies, the exercise of the withdrawal rights do not exceed the specified limits. The tender offer will be for all shares, including in the form of American Depositary Shares represented by American Depositary Receipts, of Endesa Américas that are not owned by Enersis Américas. Since Enersis Américas is expected to be the owner of 59.98% of the shares of Endesa Américas after the spin-offs by Enersis and Endesa Chile, the tender offer will be for up to 40.02% of the share capital of Endesa Américas for a price of 236 Chilean pesos per share (or its equivalent in U.S. dollars at the date of payment in the case of ADRs) subject to other terms and conditions which will be provided at the appropriate time.

Four: Instruct the Chief Executive Officer, to propose to the Board of Directors and, if appropriate, to the Directors’ Committee, the terms of an agreement to be negotiated in good faith with Enersis, pursuant to which Enersis will indemnify the Company for certain duly verified tax costs incurred by the Endesa Chile, minus any tax benefits obtained by Endesa Américas or Endesa Chile, as a result of the spin-off of Endesa Américas if the merger is not approved before December 31, 2017 for reasons not attributable to Endesa Chile, Endesa Américas, or an event of force majeure. The indemnification expense under the indemnification agreement is expected to be offset by certain tax benefits obtained by Enersis.

Five: Consider the statements of the Chairman of the Board of Directors and the Chief Executive Officer made at the extraordinary Board of Directors meeting on November 24, 2015, and expressly approve the Board Statement regarding the issues contained in Official Letter No. 25,411, i.e.: (a) "The risks, consequences, implications or contingencies that could result from the Reorganization process for the shareholders of Endesa Chile including at least those mentioned in the report of the Directors’ Committee"; (b) "Feasibility of the measures indicated by the independent members of the Board of Directors, noting if the measures are able to be fulfilled or not, and the consequences which non-compliance of such conditions would have on the corporate interests of the Company"; and (c) "Information on the exchange ratio and the estimated percentage that the minority shareholders should reach in the future merger process, so that the Reorganization is effectively realized in accordance with the corporate interest, which entails benefits for all shareholders".

Endesa Chile shareholders may obtain a full copy of the Enel Letter, the response of the Board of Directors to the Official Letter No. 25,411, with the Statement and the other documents that explain and support the matters related above at the registered office, located at Santa Rosa 76, Floor 15 (Investor Relations Department), Santiago, Chile, as of this date. Also, they are available to shareholders on the company's website: www.endesa.cl.

Additionally, in this same session the Board of Directors unanimously resolved to propose to the Shareholders Meeting convened to learn about the spin-off of Endesa Chile, that the by-laws of Endesa Américas S.A. include transitional provisions that submits such company as of its formation, in advance and voluntarily, to the laws established in Article 50 bis of the Corporations Law (Ley sobre Sociedades Anonimas) relating to the election of independent directors and the creation of a Directors’ Committee, and that in point 8 of the notice to convene an Extraordinary Shareholders Meeting relating to the election of a provisional board of directors of Endesa Américas such election be made in accordance with said Article 50 bis.

Sincerely,

Empresa Nacional de Electricidad S.A.

pp. Ramiro Alfonsín Balza	pp. Ignacio Quiñones Sotomayor

c.c.       Fiscalía Nacional Económica (Antitrust Authority)

             Banco Central de Chile (Central Bank of Chile)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago –Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders Representative)

             Depósito Central de Valores (Central Stock Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

Enel

Enel Group - Legal and Corporate Affairs Italy

00198 Roma – Italy, Viale Regina Margherita 137
P + 39 0683052727 – F +39 0683052042

THE EXECUTIVE VICE PRESIDENT

Sr. D. Francisco de Borja Acha Besga
Enersis S.A.
Presidente
Santa Rosa nº 76
Santiago - Chile

Roma
23 de noviembre de 2015

Estimado Presidente,

En representación de Enel S.p.A ("**Enel**" o "el **Controlador**") accionista controlador de Enersis S.A. ("**Enersis**" o "**la Compañía**") a través de las sociedades "*Enel Iberoamérica S.L.*" y "*Enel Latinoamérica S.A.*", me refiero a la Junta Extraordinaria de Accionistas que ha sido convocada para su celebración el próximo día 18 de diciembre de 2015 ("**Junta Extraordinaria**") para pronunciarse, entre otros aspectos, sobre la división de Enersis como parte de la propuesta de reorganización societaria del Grupo Enersis consistente en (i) la división de Enersis, y sus filiales Empresa Nacional de Chile S.A. ("**Endesa Chile**") y Chilectra S.A. ("**Chilectra**") de forma que queden separados, por un lado, los negocios de generación y distribución en Chile y, por otro, las actividades fuera de Chile (las "**Divisiones**") y (ii) la ulterior fusión de las sociedades que sean propietarias de participaciones sociales en negocios fuera de Chile (dicho proceso, comprendiendo todas sus fases, será denominado en adelante la "**Reorganización**").

Una vez puestos a disposición de todos los accionistas los informes emitidos por los asesores de los tres Directorios y de los dos Comités de Directores de las sociedades involucradas en la Reorganización, así como los informes de los Peritos designados y los propios del Comités de Directores, junto con otra documentación, es intención de Enel por este medio facilitar información adicional sobre la posición del Controlador respecto a determinados aspectos concretos relacionados con la Reorganización, con el fin de que, de conformidad con lo dispuesto en el Oficio Ordinario , Nº 15443 de 20 de julio de 2015 de la Superintendencia de Valores y Seguros ("**SVS**"), puedan servir de antecedente a los Señores accionistas para que adopten las decisiones que correspondan en la Junta Extraordinaria con información suficiente.

Los aspectos a los que seguidamente me referiré, pretenden, por otro lado, atender determinadas inquietudes que han sido puestos de manifiesto en diversos momentos e instancias por los Directorios, Comité de Directores o accionistas de las sociedades afectadas por la Reorganización.

Enel SpA – Registered Office 00198 Rome – Italy, Viale Regina Margherita 137 – Register of Rome and Tax I.D. 00811720580 – R.E.A. of Rome 756032 – VAT Code 00934061003 – Stock Capital Euro 9,403,357,795 (at December 31, 2012) fully paid-in

Enel

1. Vehiculos de crecimiento en Sudamérica

Como complemento a lo ya señalado por Endesa S.A. con motivo de la ampliación de capital de Enersis aprobada por la Compañía en diciembre de 2012, por este medio comunicamos que, de resultar con éxito la Reorganización en todas sus instancias o fases, Enel se compromete por este medio a que, mientras continúe siendo Enel Iberoamerica S.L el accionista controlador de las dos sociedades en que quedará dividida Enersis como consecuencia de la División (esto es "**Enersis Chile**" y "**Enersis Américas**") dichas sociedades sean los únicos vehículos de inversión futuros del Grupo, respectivamente, en Chile y en el resto de Sudamérica, en el sector de la generación, distribución y venta de energía eléctrica con excepción de los negocios que actualmente desarrolla Enel, atraves "Enel Green Power" u otras sociedades de su Grupo, en el campo de las energías renovables, y sin perjuicio de que lo que se señala más adelante en relación precisamente con este último ámbito.

2. Desarrollo conjunto de proyectos renovables en Chile

Igualmente, en el caso de resultar con éxito la Reorganización en todas sus instancias o fases y tan pronto termine ésta, Enel se compromete por este medio a negociar, o promover que alguna o algunas de sus filiales (en adelante, junto con Enel, denominadas a los efectos de este compromiso como "**Enel**") negocien con la filial de Enersis, Endesa Chile, un acuerdo que se refiera a la inversión conjunta en proyectos de producción de energía eléctrica de fuente renovable en Chile, sobre la base de los siguientes principios generales, ya compartidos en su día con el Comité de Directores de Endesa Chile:

- Enel compartirá sus planes de inversión en el campo de las energías renovables con Endesa Chile, siendo la primera responsable del desarrollo de los proyectos renovables en Chile, actualmente existente o futuros.

- Endesa Chile tendrá la opción de participar en los proyectos renovables desarrollados por Enel según se indica arriba y activos existentes de entera propiedad de Enel, mediante la adquisición de un porcentaje de hasta el 40% del capital de una o más "*sociedades de proyecto*" creadas al efecto, de acuerdo con la capacidad de generación de caja ordinaria de Endesa Chile.

- Enel adquirirá los proyectos renovables propiedad de Endesa Chile a valor de proyecto.

- Endesa Chile tendrá derecho prioritario de compra en la venta de energía producida por los proyectos renovables indicados y los certificados verdes relacionados y Enel derecho prioritario de venta en las ofertas de compra de energía solicitadas por Endesa Chile.

En el acuerdo los valores, precios o condiciones (tanto para la compra de proyectos, como de la energía) que se establezcan, según lo señalado arriba, se entenderán son en condiciones "fair market value standard".

Enel

Los términos del acuerdo se aplicarán respetando las disposiciones sobre licitaciones públicas – particularmente para la compra de energía – que sean de aplicación, sin perjuicio de la participación de sociedades relacionadas.

El acuerdo para el desarrollo de proyectos renovables en Chile aquí señalado, debería seguir para su aprobación, en su momento, el procedimiento establecido en el Título XVI de la Ley Nº 18.046 de Sociedades Anónimas referido a "*Operaciones con partes relacionadas*".

*****

Los anteriores compromisos deben entenderse, en todo caso, sujetos al desarrollo con éxito del proceso de Reorganización en todas sus fases y en los tiempos estimados, de forma que si por cualquier circunstancia, particularmente, como consecuencia de acciones legales de terceros, dicho proceso no culmina con éxito en los plazos estimados, Enel se reserva el derecho a reconsiderar o retirar los compromisos a que se refiere esta carta.

Solicitamos den traslado de la presente carta a su sociedad filial Endesa Chile a los efectos oportunos.

Atentamente,

Roma, 23/11/2015

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: November 26, 2015